Mail Stop 3561
      August 29, 2005

Donald J. Puglisi
Puglisi and Associates
850 Library Avenue, Suite 804
Newark, Delaware 19711

      Re:	Comercial Mexican Holding
      Registration Statement on Form F-4
      Filed July 28, 2005
      Amendment No. 1 to Registration Statement on Form F-4
      Filed July 28, 2005
		File No. 333-126940
Form 20-F for Fiscal Year Ended December 31, 2004
Filed June 30, 2005
Form 20-F/A for Fiscal Year Ended December 31, 2004
Filed July 27, 2005
File No. 33-44756

Dear Mr. Puglisi:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F/A for Fiscal Year Ended December 31, 2004

Item 17. Financial Statements

Notes to Consolidated Financial Statements
1. In future filings please provide accounting policies for cash and cash equivalents, store closing and remodeling costs, components of cost-of-sales and stock-based compensation. Please advise or provide an example of your revised disclosure in your response.

2. Summary of Significant Accounting Policies

a) Revenue Recognition
2. We note that your policy permits you to recognize membership fee revenue when payment is collected. U.S. GAAP requires membership fee revenue to be recognized by applying either a SFAS No. 48 or SFAS No.
140 based accounting model.  See Question 1, Topic 13A4 of SAB
104.
Please provide us with background information concerning your membership program including the amount of an annual membership fee, the length of a membership period, circumstances which membership fees are refundable, if at all, whether you have a large population of transactions that allow you to estimate cancellations and compare estimates to actual member cancellations and describe your obligations to perform services over the membership period. Further provide a discussion supporting why your current accounting policy does not recognize a significantly different amount of revenue than the U.S. GAAP accounting models described above or tell us if you recorded a reconciling adjustment to Mexican GAAP net income to arrive at U.S. GAAP. Please support your discussion by providing an analysis of the amount of membership fee revenue recognized in each of the three years ended December 31, 2004 as compared to the amount of revenue that would be recognized under either U.S. GAAP accounting model described above.

f) Vendor Discounts
3. We note your disclosure of your policies regarding vendor discounts. Please clarify for us whether your policies are similar to accounting practices under U.S. GAAP. We note that, to the extent that there are differences between what you record as a reduction of advertising expensive as opposed to cost of sales, there could be an impact on the year end inventory balances as well as the statement of income. If such differences exist between you application of Mexican
GAAP and US GAAP, please quantify the effect of these differences and tell us why you do not include this item in note 17.

13. Stock Option Plan
4. Tell us why you classify BC units purchased for your employee stock option plan as other assets rather than equity for U.S. GAAP reporting purposes. The situations in which treasury stock can be classified as an asset are limited.

17. Differences Between Mexican GAAP and U.S. GAAP

Reconciliation of Stockholders` Equity
5. In future filings please omit all references to "approximate"
or
"estimated" U.S. GAAP net income or shareholders` equity in your notes to the financial statements. We would expect there to be no material differences between net income or shareholders` equity amounts in the reconciliation to U.S. GAAP and financial statements amounts presented directly in U.S. GAAP.  See International
Reporting
and Disclosure Issues updated on February 24, 2005 at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm
..

g. Consolidation of Auchan Operations
6. You disclose that that the AMEX acquisition was accounted for in
2004. Disclosures in note 12 and elsewhere in the filing indicate that you took over the five retail stores and accounted for that portion of the acquisition in 2003 under Mexican GAAP. Please clarify for us the discrepancy.

Item 19. Exhibits
7. Please advise or revise your future filings to include all major classes of valuation and qualifying accounts and reserves not included in specific schedules elsewhere in your filing. Please refer to Rule 12-09 of Regulation S-X. Please provide an example of your revised disclosure in your response.
8. Please tell us if you have formerly filed as exhibits your articles of incorporation or association, the Auchan S.A. purchase agreement and stock option plans for key employees. If so please incorporate these documents by reference or, alternatively, please file them as part of an Exchange Act registration statement or annual report. See Instructions as to Exhibits of General Instructions to
Form 20-F.

Exhibit 8.1
9. We note your investment in Sinergia is not included as a significant subsidiary. Please tell us how much you have contributed to or invested in Sinergia as your most recent balance sheet date and how you account for your investment in the entity. In your response please include Sinergia`s total assets, liabilities, equity and the results of operations for the fiscal year ended December 31, 2004.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Michael Moran, Legal Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact, Scott Anderegg, Staff Attorney, at
(202) 551-3342, or me at (202) 551-3720 with any other questions.

      					Sincerely,



						H. Christopher Owings
						Assistant Director


cc: 	Kenneth Rosh, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
	212-859-8589
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Donald J. Puglisi
Comercial Mexican Holding
August 29, 2005
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